
08001515

418

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bear Creek Mining Corporation

*CURRENT ADDRESS 1050-625 Howe St.
Vancouver, B.C. V6C 2T6
Canada

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35161 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: EBS
DAT : 3/28/08

082-35761

12-31-06
AR/S

Annual Report 2006



Dear Shareholders,

On behalf of the Board of Directors, we are pleased to present the 2006 Annual Report of Bear Creek Mining Corporation. We thank our shareholders for their continued support as the Company successfully positioned itself during 2006, through exceptional progress and achievement, to realize many of its long-term goals in 2007.

In 2006 Bear Creek transformed its flagship Corani silver-lead-zinc Project from an exploration prospect into a world-class deposit, widely recognized as one of the top undeveloped silver deposits in the world. A rare industry discovery, Corani has excellent potential to become a significant silver producer with robust base metal credits.

The rapid rate of progress at the Corani Project is another outstanding accomplishment. Nineteen months after collaring the first exploration drill hole in June of 2005, more than 70,000 meters of drilling, three resource estimates and six metallurgical test holes were completed. The Project has advanced toward completion of a preliminary scoping study. When the results of preliminary metallurgical test work are incorporated into the scoping study in the first half of 2007, Bear Creek will have the necessary information to proceed directly into a pre-feasibility study for proposed mine development.

Corani benefits from many important intrinsic qualities. It is well-situated in an important emerging mineral district of southeastern Peru and shares geological and mineralogical similarities with other economic, silver-rich polymetallic deposits in nearby districts, as well as elsewhere in the Americas. The project also offers good road access and proximity to infrastructure in a region that has historically supported mining activities.

The resource defined to date at Corani contains 317.5 million ounces of silver, with about 90% (278 million ounces) in the measured and indicated categories. The resource is defined in three adjacent deposits that can be mined in a single open pit. Importantly, about 180 million ounces of silver are within high-grade cores that could be mined in the initial years of production to enhance project economics and accelerate payback of capital costs. The resource also includes 3.5 billion pounds of lead and 1.8 billion pounds of zinc; this will augment project economics due to the strong prices for these by-product metals.

The mineralization at Corani remains open in several directions. Untested targets hold promise for further resource increases and new discoveries. Bear Creek will continue to drill and explore the Corani Project in tandem with ongoing development activities. The district controlled by Bear Creek covers 56 square kilometers of highly prospective ground, of which only about 20% has been systematically explored.

Bear Creek is extremely proud of its discovery costs to date at Corani, which average US$0.04 per ounce of silver, including option payments but excluding base metals. This is a noteworthy achievement by any measure and supports the Company's long-held belief that the best way to create shareholder value is through exploration. This strategy involves creating new geological concepts and models that help guide the search for world-class precious metals deposits as well as the application of sophisticated exploration techniques to under-explored regions. This combination of technique and talent has allowed Bear Creek to successfully "fast-track" the Corani Project.

Bear Creek moved forward with additional strategic properties in 2006, while also maintaining a strong generative effort focused on gold and silver in Peru. Santa Ana is the most compelling of our priority projects as preliminary drilling indicates another significant silver discovery within our portfolio. Bear Creek owns 100% of Santa Ana and the property is located within the same high-grade epithermal belt as its recently discovered Corani deposit. Two phases of drilling were conducted at Santa Ana to initially test a volcanic-hosted, epithermal silver system exposed at the surface. This wide-spaced drilling identified large volumes of exposed silver mineralization amenable to open-pit mining, and also confirmed the presence of underground targets in higher-grade feeder structures.

The 2006 drilling at Santa Ana totaled 4,311 meters in 37 holes over a one-half square kilometer area. The average of all reported intercepts was 53 meters averaging 43.9 grams per tonne silver, as well as numerous higher-grade intervals (up to 6 meters returning 418 grams per tonne silver) that require follow-up drilling. The silver mineralization at Santa Ana is open in all directions with some of the highest grade results encountered on the fringes of drilling. A third phase of drilling will be conducted in 2007 to establish the size and the continuity of the silver mineralization. Initial metallurgical testing has indicated exceptional silver recoveries with more test work planned for 2007 to establish the Project's amenability to a combined vat and heap-leaching operation.

Exploration will continue to evaluate several properties held as joint ventures with other industry partners. These include the Ataspaca and La Yegua prospects (copper-molybdenum-gold); both projects located within the prolific porphyry copper belts of southern and south-central Peru.

Bear Creek's exploration efforts in 2006 were bolstered by strong metals prices and market fundamentals. Gold prices peaked at US$730 per ounce and averaged US$628 per ounce over the year, while silver prices topped more than US$14 per ounce and averaged US$12.62 per ounce for the year. The outlook for gold, silver and base metals remains positive, in part because of growing economic prosperity of China and India, and also because of strong investor interest in precious metals and commodities. Bear Creek is well-positioned with two major discoveries which will partially satisfy the strong appetites for new, undeveloped resources in a market within which such opportunities are rare.

We are pleased to report that Bear Creek at our 2006 year end had a cash position of over Cdn$5.8 million which is sufficient to conduct drilling programs and advance the Corani Project toward completion of the next important milestones; scoping and pre-feasibility studies. The exercise of outstanding series D and E warrants was accelerated in December 2006 which led to the addition of Cdn$6.95 million to our treasury. These funds will be used to complete a pre-feasibility study at Corani, explore and advance priority projects, and evaluate early-stage prospects within our area of interest.

The Company will also continue with its successful environmental and community outreach programs. These programs are based on the principles of sustainable development and are integral to the Bear Creek business philosophy.

We appreciate the support of our shareholders, the dedication of our employees, and the passion of our discovery-oriented exploration team. Success is elusive in mineral exploration and it is only through sustained, focused and collective effort that world-class discoveries are made. The successful track record of the "Bear Creek Team" confirms the merits of our strategy to create shareholder value through generative exploration.

Catherine McLeod-Seltzer
Chairman of the Board

Andrew Swarthout
President/CEO


ENVIRONMENTAL AND SOCIO-ECONOMIC SUMMARY

ENVIRONMENTAL AND SOCIO-ECONOMIC SUMMARY

Bear Creek Mining Corporation is an environmentally and socially progressive resource company engaged in the acquisition and exploration of mineral properties located mostly in Peru and neighboring nations. While these South American countries have a long and enduring mining tradition, the legacy of colonization and social inequality can pose challenges for foreign companies in some regions. Bear Creek recognizes that public support is essential for the advancement of its mineral projects and believes that the process of gaining this supports begins early—on the first day that its representatives set foot on an exploration property.

All mining companies must earn a "social license" to operate, which can only happen over time through respectful consultation with local communities and other stakeholders, by committing to high environmental standards, and by implementing programs that promote social progress. Through such policies, Bear Creek and other companies active in Peru have been able to demonstrate that mining and mineral exploration can provide benefits to local communities and the nation. Mining is now the engine of the Peruvian economy and the largest contributor to its tax base. The industry provides jobs and benefits in regions where few other opportunities exist. In 2005, the mining industry provided 100,000 direct jobs while generating another 400,000 indirect jobs. About 2 million people are economically dependent on mining, representing about a third of the population that live over 3,000 meters where 90% of the work provided by the mining industry is located. Studies show that the human development index (education, life expectancy, quality of life) are higher in these regions than elsewhere.

Peru has a population of 30 million people (about the same size as Canada), with almost 20% of its citizens living at altitudes of more than 3,000 metres. Bear Creek's cornerstone Corani Project is situated within a high-altitude district (4,000-5,000 metres) that is well-suited for large-scale mine development. The region is not suitable for agricultural-related activities and is sparsely populated. Two small communities are within the general area, with 150 and 90 families respectively, and a potential mine would only involve the relocation of about six families.

The closest cities are Corani and Macuzani — 50 and 85 kilometres distant, respectively — with a combined population of about 15,000 people from which to recruit workers to build and operate the proposed mine. Skilled workers could also come from Cusco, a city with 300,000 inhabitants which is 160 km from the Project.

The Corani Project has advanced to the stage where scoping and pre-feasibility studies are warranted, along with detailed environmental studies and programs. Environmental baseline studies are the cornerstone of environmental planning at all advanced mineral projects, and Corani is no exception. Data collected from these studies provide the basis for understanding the surrounding natural environmental before mining takes place so that the project can then be responsibly developed.

Bear Creek is also conducting programs to ensure that jobs and benefits flow to the communities nearest the project. In the exploration stage, the Company has been able to hire all available workers in local communities on a formal basis, enabling them to have social security benefits from the government. At long-term projects such as Corani, one element of our long term strategy is to provide workers with appropriate training to upgrade their skills and advance into more skilled jobs with higher pay.

At communities near Corani, the Company assisted with the purchase of genetically improved alpacas to improve the quality of the livestock in order to provide a superior fiber. These initiatives allow local citizens to add value to pre-existing activities that have sustained them for generations. The Company believes it is important to support economic activities that can flourish exclusive of mining activity and continue after mining is completed.

Bear Creek supports community initiatives to improve local facilities, such as the local health centre. The Company has also organized health campaigns, in which doctors, dentists and nutritionists visit the region to help local communities make the best of resources that are available in high altitudes. Education is another important priority and the goal is to establish and improve school libraries near all our projects.

Community consultation is an ongoing process in all regions where Bear Creek operates. This process helps the Company understand local concerns and expectations, which typically include fears that water will be contaminated or that land and cultural values will be lost. Such concerns are successfully addressed with the dissemination of adequate information and the assurance of our high standards of working with environmental respect and responsibility

Bear Creek will continue community outreach programs in the years ahead. The goal is to anticipate and address any concerns that may arise by sharing information in a transparent and respectful manner. We believe the time spent to understand local issues is an investment that adds value to our properties. While we are guests in another nation, it is important that local people understand our rights, as much as their own.

Bear Creek Mining is focused on exploring and developing a strategically assembled portfolio of properties situated within emerging mineral districts of central and southern Peru. While precious metals are of primary interest, the Company's generative efforts include base metals and other commodities in Peru and adjacent nations.

Bear Creek has advanced several core properties in Peru, notably its flagship Corani Project situated about 200 km north of the city of Puno. This world-class property hosts three deposits that collectively contain 278 million ounces of silver, 3.12 billion pounds of lead and 1.59 billion pounds of zinc, plus additional resources in the inferred category, and has excellent potential for new discoveries. The Company is pursuing growth through discovery at its Santa Ana silver project while also advancing other properties through joint ventures.

CORANI PROJECT

Overview and 2006 Highlights

Bear Creek secured rights to Corani as a grassroots prospect in early 2005, and through aggressive exploration transformed it into a world-class project hosting three silver deposits with robust base-metal credits. The bulk-tonnage open-pittable project is situated midway between the cities of Cusco and Puno in the Puno District, and is accessible by road from the Cusco or Juliaca airports, both served by commercial airlines.

Bear Creek was attracted to Corani for its potential to host multiple deposits and discoveries of silver-rich, polymetallic epithermal-style mineralization. Work to date has more than confirmed this potential. The Company's exploration programs have defined three silver-lead-zinc deposits hosted in stockworks, breccia veins and fractures — Main Corani, Minas Corani and Corani Este — plus other prospective targets.

Corani is now both an advanced-stage project positioned for scoping and pre-feasibility studies, and an exploration project with excellent potential for the discovery of additional bulk-tonnage deposits. This remarkable achievement is a testament to the Company's strategy to generate growth and shareholder value through exploration success. It also reflects the strength of the Company's Peruvian-based management team, which is experienced in all aspects of mineral exploration and development, familiar with Peru's mineral districts and geological potential, and respectful of local cultural and environmental values.

Bear Creek launched an aggressive exploration and drilling program at Corani in June of 2005. Main Corani, the original "discovery outcrop," was intensely drilled during the initial stages of exploration. As the program progressed, the focus soon shifted to the Corani Este and Minas Corani deposits because of their substantially higher grades.

Bear Creek produced its first resource estimate at Corani in March of 2006, just nine months after collaring its first drill hole. By this point, Corani Este alone contained 120 million ounces of silver, about half the estimated total resource (in all categories) at the time.

By July of 2006, the total resource at Corani had increased 27% to 257 million ounces of silver, 2.8 billion pounds of lead and 1.58 billion pounds of zinc in the measured and indicated categories, with another 60 million ounces of silver in the inferred category. The measured and indicated resource increased 477% to 140.4 million tonnes at 56.9 g/t (grams per tonne) silver, 0.9% lead and 0.51% zinc. At this stage, drilling had also confirmed high-grade cores in each deposit.


Corani District Map
Post-mineral tuffs
Tertiary lithic tuffs; mineralized unit
Paleozoic sediments
Mineralized veins, stockwork and breccias
Property Boundary
N
8,450,000 N
8,446,000 N
8,442,000 N
312,000 E
316,000 E
320,000 E
0 1000 meters
Silver-rich Target
DECEMBER 2006 RESOURCE ESTIMATION:
MT g/tAg %Pb %Zn
Inferred- 29.8 41.4 0.57 0.27 (39.7M oz. Ag)
Meas.& Ind.- 171.6 50.4 0.83 0.42 (277.8M oz. Ag)
Gold-Silver Target
NOT INCLUDED IN RESOURCE ESTIMATE
33 of 38 drill holes average 17.4m @ 2.0 g/t Au and 40.4 g/t Ag; 1 km strike length; mineralization open
January 29 2007

In late 2006, Bear Creek updated its resource estimate for Corani for the third time that year, based on assay results from 327 drill holes and 25 surface trenches. The Corani Este, Minas Corani and Main Corani deposits collectively contain 277.8 million ounces of silver, 3.12 billion pounds of lead and 1.59 billion pounds of zinc in the measured and indicated categories, with another 40 million ounces of silver in the inferred category. This updated estimate was calculated using a cutoff grade of 15 g/t silver and prudent open-pit constraints.



A major development in 2006 was confirmation that each deposit hosted a high-grade core that could be mined separately to enhance project economics and allow for faster payback of project capital. These high-grade cores lie within a computer-generated pit-shape that could be mined at a waste-to-ore stripping ratio of 1.85:1 or less.

At a cutoff grade of 45 g/t silver, the high-grade cores of the three main deposits currently represent 174.8 million ounces of silver, 1.78 billion pounds of lead and 0.8 billion pounds of zinc in the measured and indicated categories, plus 10.6 million ounces silver, 96 million pounds of lead and 30 million pounds of zinc in the inferred category.

Corani Este, Minas Corani and Main Corani have potential for additional discoveries through ongoing exploration programs. The large property, which measures 7 kilometres by 8 kilometres, also hosts many other prospective targets that warrant exploration.

On the corporate front, Bear Creek has formalized the option agreement to earn a 70% interest in the Corani Project from Rio Tinto Mining and Exploration. With US$2.4 million already paid to Rio Tinto, the only remaining fixed payment of US$3 million is due January, 2008.

Under the terms of the formalized option agreement, Bear Creek is to pay modest "success fees" based on recoverable reserves defined in a feasibility study: US$1.10 per ounce of gold; US$0.015 per ounce of silver; and US$0.005 per pound of copper. Should recoverable reserves exceed one million ounces of gold and/or 100 million ounces of silver, Bear Creek would be required to pay a success fee of US$5 million for each of these events, with total payments capped at US$10 million.

Once Bear Creek has earned its 70% interest, the parties will enter into a joint venture with standard dilution provisions. Rio Tinto has a claw-back right to earn up to a 60% interest by reimbursing Bear Creek three times its expenditures to that date if economic resources exceed 10 million ounces of gold (or precious metals equivalent). The claw-back right expires once a mining decision is made. Bear Creek would then have a deferred carried interest on its 40% stake through to the start of production.

Advanced Exploration and Resource Definition

The 2006 drilling and exploration programs were largely directed toward defining resources within the Corani Este, Minas Corani and Main Corani deposits. The 2006 definition drilling program substantially increased and upgraded the resource base, which allowed the Company to initiate a scoping study and test-work to develop a metallurgical flow sheet.

By year-end 2006, Bear Creek's updated resource estimate had confirmed a world-class silver project with robust base metal credits and strong silver mineralization in the high-grade cores of three deposits. The following charts illustrate the total resources for the overall project, as well as resources for each of three deposits, based on a cutoff grade of 15 g/t silver and prudent open-pit constraints. The estimates are based on 327 diamond drill holes and 25 surface trenches.

Bear Creek Mining, Corani Project Silver Zone

Mineral Resource Based on 15 g/t Ag Cut-off and Prudent Open Pit Constraints
4 December 2006

Deposit	Category	Ktonnes	Silver Gm/t	Lead %	Zinc %	Silver Million Ozs	Lead Million Lbs	Zinc Million Lbs
Main	Measured	7,699	50.4	0.89	0.29	12.5	151.1	49.2
	Indicated	42,456	37.8	0.65	0.37	51.6	608.4	346.3
	Meas+Ind	50,155	39.7	0.69	0.36	64.1	759.5	395.5
	Inferred	9,843	38.2	0.57	0.33	12.1	123.7	71.6
Minas	Measured	3,724	67.2	1.28	0.45	8.0	105.1	36.9
	Indicated	72,287	45.6	0.85	0.34	106.0	1,354.6	541.8
	Meas+Ind	76,011	46.7	0.87	0.35	114.0	1,459.7	578.7
	Inferred	17,723	42.7	0.59	0.26	24.3	230.5	101.6
Este	Measured	15,906	74.5	1.01	0.71	38.1	354.2	249.0
	Indicated	29,497	65.0	0.84	0.57	61.6	546.2	370.7
	Meas+Ind	45,403	68.3	0.90	0.62	99.7	900.4	619.7
	Inferred	2,242	45.3	0.38	0.12	3.3	18.8	5.9
Total	Measured	27,329	66.7	1.01	0.56	58.6	610.4	335.1
All	Indicated	144,240	47.3	0.79	0.40	219.2	2,509.2	1,258.8
Deposits	Meas+Ind	171,569	50.4	0.83	0.42	277.8	3,119.6	1,593.9
	Inferred	29,808	41.4	0.57	0.27	39.7	373.0	179.1

Assumptions used in the resource model by IMC are: Silver Price= $9.75/oz; Zinc Price= $0.94/lb; Lead Price= $0.52/lb; Silver Recovery= 85%; Zinc Recovery= 65%; Lead Recovery= 65%; Smelter charges: Silver= $0.40 per ounce; Zinc= $0.135 per pound; Lead= $0.113 per pound; Mining Costs per tonne= $1.10; Process cost per tonne= $8.50; G&A per processed tonne= $0.85; Pit Slopes= 42 degrees in mineralized tuff and 50 degrees in post-mineralized tuff. Actual results will vary based upon completion of metallurgical testing.

Each deposit has a high-grade core with resources as shown in the following chart, based on a higher cutoff grade of 45 g/t silver.

Bear Creek Mining, Corani Project Silver Zone

High Grade Core at 45 g/t cut-off Contained in Smaller Open Pit Shapes

4 December 2006

Deposit	Category	Ktonnes	Silver Gm/t	Lead %	Zinc %	Silver Million Ozs	Lead Million Lbs	Zinc Million Lbs
Main	Measured	3,401	83.8	1.36	0.18	9.2	102.0	13.5
	Indicated	10,197	73.4	1.05	0.25	24.1	236.0	56.2
	Meas+Ind	13,598	76.0	1.13	0.23	33.3	338.0	69.7
	Inferred	1,546	63.7	0.91	0.41	3.2	31.0	14.0
Minas	Measured	2,368	84.9	1.48	0.50	6.5	77.3	26.1
	Indicated	25,904	68.7	1.24	0.36	57.2	708.1	205.6
	Meas+Ind	28,272	70.1	1.26	0.37	63.7	785.4	231.7
	Inferred	3,189	63.7	0.89	0.22	6.5	62.6	15.5
Este	Measured	10,816	93.3	1.18	0.91	32.4	281.4	217.0
	Indicated	15,634	90.3	1.09	0.83	45.4	375.7	286.1
	Meas+Ind	26,450	91.5	1.13	0.86	77.8	657.1	503.1
	Inferred	222	120.6	0.46	0.07	0.9	2.3	0.3
Total All Deposits	Measured	16,585	90.2	1.26	0.70	48.1	460.7	256.6
	Indicated	51,735	76.2	1.16	0.48	126.7	1,319.8	547.9
	Meas+Ind	68,320	79.6	1.18	0.53	174.8	1,780.5	804.5
	Inferred	4,957	66.2	0.88	0.27	10.6	95.9	29.8

The three main deposits have distinguishing features, but also share some common characteristics, including excellent potential for expansion of resources through ongoing exploration. The three deposits are in close proximity and will be combined within a single open pit.

Corani Este has the highest grade. This deposit and its high-grade core contain most of the silver ounces upgraded to the measured category. The deposit remains open to the northeast and drilling has confirmed mineralization under shallow cover connecting it to Minas Corani.

Initial drilling at Minas Corani had defined resources in two separate limbs, however subsequent drilling has shown that these zones are joined below a shallow cover of post-mineral tuff and form one continuous zone of mineralization. Minas Corani hosts the largest contained resource of metal of the three deposits, mostly in the indicated category, though grades are typically slightly lower than at Corani Este. This deposit remains open to the northeast, west and southwest.

The potential of Main Corani has been enhanced by drilling that confirmed the presence of mineralization linking the deposit to Minas Corani. In early 2007, drilling intersected 44 metres grading 1.2% zinc, opening up a new area that could coalesce with a portion of Minas Corani where drilling had returned 22 metres grading 1.0% zinc.

The Corani Project encompasses several discrete zones carrying high grades of zinc, with these zones still open laterally and at depth in each of the three deposit areas. The resources shown in the chart below have potential to enhance zinc recoveries in the flotation flow-sheet and thereby take advantage of the positive outlook for zinc prices.

Bear Creek Mining, Corani Project

High Grade Zinc Areas at 1% Zinc cut-off of Global Resource

4 December 2006

	Ktonnes	Zn %	Pb %	Ag g/mt	Contained M lbs Zn
Measured	5,323	2.21	1.47	83.9	259.3
Indicated	19,527	1.80	1.01	46.8	772.8
Total M&I	24,850	1.88	1.11	54.7	1,032.1
Inferred	3,373	1.56	0.47	21.2	116.3

By early March of 2007, Bear Creek had tested the Corani project with more than 71,000 metres of drilling in 431 holes, with drilling mostly aimed at defining resources within the three primary zones. With the infill drilling program now largely completed, the Company has broadened its focus to include testing unexplored targets while also continuing step-out drilling to expand existing resources.

Corani District Exploration Potential


Parallel Structures
Unexplored Onstrike Extensions
Current Deposits - 317M oz Ag; 3.5B lb Pb; 1.8B lb Zn
"Blind" Targets beneath Post-mineral Cover
La Curva; 1 - 2 opt Ag and IP Anomalies
Silver to Gold Zone Connections
Silver-rich Target Drill Hole Map
Gold-Silver Target Drill Hole Map
Color Anomaly
Property Boundary
Post-mineral tuffs
Paleozoic sediments
Mineralized veins, stockwork and breccias
0 1000 meters

Corani Ag-Au Project, Peru **Silver Zone Drill Hole Map**


C-195,195A
C-193,193A
C-192,192A
C-190,190A
C-194,194A
C-185A
C-191,191A
C-187,187A
C-189,189A
C-186,186A
C-188,188A
Corani Este Target
Minas Corani Target
Corani Main Target
La Curva Target
Limits of December '06 resource estimation 327 drill holes
500 meters

Exploration Prospects and Potential

The Corani District is considered prospective for low-sulphidation epithermal systems. The silver-rich mineralization is generally hosted in veins, breccias and vein stockworks. In addition to the silver-rich polymetallic mineralization, gold and antimony zones have been discovered at Corani. These combined features are indicative of the type of epithermal mineralization that is often associated with distal zoning around a porphyritic intrusion. This geological setting has important implications for future exploration efforts directed at testing the region's potential for large-scale porphyry deposits.

Understanding the geological model and regional structural controls have helped generate new exploration prospects at Corani, including "blind targets" below shallow post-mineral cover, or within the large color anomaly hosting known mineralization (of which only 20% has been tested). The finding costs of these and future discoveries would be among the lowest in the industry, consistent with Bear Creek's established strategy to seek growth "by the drill-bit."

Exploration drilling under post-mineral cover has shown that mineralization remains open to the west and north of the three known outcropping deposits hosting existing resources. As an example, drilling at Minas Corani has expanded mineralization to the northwest under post-mineral tuff cover, returning 83 metres averaging 76 g/t silver and 0.9% lead, including 20 metres averaging 171 g/t silver and 1.8% lead, and 72 metres averaging 65 g/t silver and 0.6% lead, including 26 metres averaging 96 g/t silver and 0.9% lead.

Drilling in the covered valley between Minas Corani and Corani Este continues to intersect both silver and zinc mineralization, expanding the known mineralization connecting these deposits. Highlights include 20 metres averaging 135 g/t silver, and 47 metres averaging 72 g/t silver, including 16 metres averaging 101 g/t silver and 2% zinc.

Scoping and Pre-feasibility Studies

The scoping study incorporating the latest resource estimate will provide a project description and allow the Company to initiate preparation of a pre-feasibility study. These studies will examine the water, power, access and infrastructure requirements of proposed mine development, and will include results of preliminary metallurgical testing using samples from four metallurgical holes drilled in 2006.

Initial metallurgical test-work indicates an average silver recovery of about 76% in high-sulphide material, while the best cyanide-leach test achieved 79% silver recovery in non-sulphide material. Lead recovery of 60% and an overall zinc recovery of 60% are being targeted in test work. Results to date suggest that the probable recovery method will involve grinding, flotation and leaching to produce a silver-rich lead concentrate, a zinc concentrate and silver dore.



SANTA ANA PROPERTY

Bear Creek acquired its wholly owned Santa Ana Project for its potential to host near-surface, bulk-tonnage silver-lead-zinc deposits in an epithermal setting. During 2006, two phases of wide-spaced drilling identified large volumes of exposed silver mineralization. A third phase of drilling will be launched in early 2007 to determine its low-cost, heap-leach potential.


Cusco
Nasca
Rescatada
Puno
Santa Ana
Arequipa
Tacna
100 km

The road-accessible Santa Ana Property is situated 120 kilometres south of the city of Puno, and covers extensive workings where colonial-era miners had exploited high-grade silver veins. Bulk-tonnage silver deposits are not common and until recently, there were few geological models to guide exploration efforts. This changed with the discovery of the world-class San Cristobal silver deposit (Apex Silver) within a similar geological setting in neighboring Bolivia, and with Bear Creek's own discovery of the Corani deposits hosted in a similar geological environment as Santa Ana.

Bear Creek's initial exploration efforts included geophysical and geochemical surveys, geological mapping and sampling programs focused on mineralized outcrops and shallow historic workings. This work revealed coincident geophysical and geochemical anomalies where 446 rock-chip samples returned average grades of 80 g/t silver, 0.30% lead and 0.23% zinc.

The initial wide-spaced reconnaissance drilling program conducted in 2006 returned significant results, notably 48 metres grading 87.1 g/t silver, 0.5% lead and 1.1% zinc, including 10 metres of 199 g/t silver. Another hole intersected 12 metres of 189 g/t silver at surface. The 1,120-metre, first-phase program consisted of 11 extremely wide-spaced holes (more than 250 metres apart on average) that confirmed the bulk-tonnage potential of the property and clarified its geological setting.


SANTA ANA PROJECT
PERU
LEGEND
Santa Ana

Santa Ana is a volcanic-hosted, epithermal silver-lead-zinc system exposed at surface. Mineralization is contained in low-angle structures, broad vertical structural zones, and widespread crackle breccias with disseminated barite.

Santa Ana was tested by a second phase of drilling that also returned encouraging results. Highlights include: 38 metres grading 86 g/t silver, including 6 metres at 315 g/t silver; 46 metres at 89 g/t silver, including 6 metres at 418 g/t silver; and 58 metres at 84 g/t silver that bottomed in 54 g/t silver.

Within a one-square-kilometre area, all but four of 37 widely-spaced holes intersected silver mineralization. The drilling provided a preliminary test of the surface mineralization that measures 2.8 kilometres long and 600 metres wide (and which had provided the initial positive rock-chip sampling results at Santa Ana).

Both phases of 2006 drilling totaled 4,311 metres in 37 holes. The average of all reported intercepts was 53 metres averaging 43.9 g/t silver, and including numerous high-grade intercepts that require follow-up drilling. The results of drilling to date support both open-pit and underground targets in higher-grade feeder structures. The majority of mineralization is oxide-dominant and likely amenable to heap leaching.

Initial metallurgical testing, including bottle-roll and leach shaker tests, strongly indicate that low-cost leaching performance will be favorable, as the initial test work indicated exceptional silver recoveries. Large metallurgical samples were submitted for detailed column-leach tests and are expected to confirm the project's amenability to a combined vat and heap leaching approach.

The third phase of drilling in 2007 is designed on the basis of metallurgical testing aimed at evaluating the low-cost heap-leaching potential of large volumes of silver mineralization exposed at surface, or confirmed at shallow depths by wide-spaced drilling. The 2007 drilling will also explore the northeast and southwest extensions of areas where previous phases of drilling had returned positive results and mineralization remains open under post-mineral cover.

With Corani advancing to pre-feasibility stage, Bear Creek believes that Santa Ana will provide the exploration blue-sky that shareholders have come to expect from Bear Creek, while also laying the groundwork for the Company's next generation of precious metals discoveries.

ATASPACA PROPERTY

The Ataspaca Project covers a large (1.5-square-kilometre) copper-molybdenum-gold anomaly coincident with hydrothermal alteration that is characteristic of a high-level porphyry copper deposit. The project is situated in the Department of Tacna, about 75 kilometres northeast of the city of Tacna, near the border with Chile.


Cusco
Nasca
Ataspaca
Arequipa
Cerro Verde
Cuajone
Toquepala
Tacna
100 km
100 mi

Bear Creek earned a 50% interest in the project from Southwestern Resources Corporation in 2004, after completing three diamond drill holes totaling about 500 metres. While this drilling returned anomalous copper, gold and molybdenum mineralization, the target depth of a potential economic porphyry copper system was in excess of the Company's target objectives.

In 2005, equal partners Bear Creek and Southwestern Resources entered into a preliminary agreement allowing Anglo American Peru to earn a 60% interest in the project through the drilling of deeper holes. Anglo American Peru plans to initiate drilling in early 2007.

LA YEGUA PROPERTY

The La Yegua Project is prospective for bulk-tonnage, disseminated copper-molybdenum-gold mineralization, as well as higher grade gold-copper mineralization within structural zones peripheral to the porphyry-style mineralization. As of early 2007, the project was yet to be drill-tested.

La Yegua is situated in the Apurimac Department of southern Peru, about 250 kilometres from Pacific Coast and 100 kilometres southwest of Cusco. Access is by paved road from Cusco to Nasca, and then by a well-maintained dirt road. The project area lies on the northwestern margin of a porphyry copper and skarn mineral belt containing several major deposits. Among these is the Los Chancas deposit owned by Southern Peru Copper, which reportedly contains 200 million tonnes grading 1.0% copper, 0.07% molybdenum and 0.12 g/t gold.


LIMA
La Yegua
Cusco
Ica
Las Bambas
Los Chancas
Tintaya
Nasca
PACIFIC OCEAN
Arequipa
100 km
100 mi

In February of 2007, Chapleau Resources signed a Letter of Intent for an option to acquire up to a 75% interest in La Yegua from Bear Creek through staged work commitments and share issuances. To earn 51%, Chapleau must spend US$2.7 million on exploration and grant the equivalent of US$350,000 of shares over a four-year period. Chapleau can boost its interest to 75% by issuing another 1.25 million shares.

Bear Creek conducted an early-stage exploration program at La Yegua in 2004, and confirmed anomalous copper and molybdenum in rock samples within a zone measuring 2 kilometres long, open to the east and south. Anomalous gold values between 0.3 g/t and 5.32 g/t, together with copper values ranging from 0.3% to 5.98%, were returned from sampling of an area peripheral to the main copper-molybdenum porphyry zone.

The La Yegua and Ataspaca Projects reflect Bear Creek's focus on precious metals and its strategy to enter into strategic agreements with partners to add value to early-stage prospects through exploration. By retaining a significant interest in these and other promising projects, the Company will participate in any new discoveries made by its industry partners.

OTHER PROPERTIES

Bear Creek has assembled other properties that warrant future exploration programs as part of its generative efforts to discover and develop the next generation of precious metals deposits through advanced exploration methods and geological concepts. This strategy encompasses the acquisition of low-cost early-stage prospects, independently or with capable industry partners, with particular emphasis on under-explored emerging mineral districts in South America.

Bear Creek will continue to evaluate other acquisition opportunities in the years ahead in order to secure projects of exceptional geological merit. In early 2007, the Company acquired the Don Marcelo Property situated 50 km south of Barrick's Pierina mine in Peru. Sampling has returned encouraging gold values with elevated mercury, suggesting that Don Marcelo is exposed at the higher levels of an untested epithermal system with gold potential at very shallow depths. Surface sampling has yielded values of up to 3.0 g/t gold. Additional sampling followed by geophysical surveys and drilling is slated for mid-2007.

CONCEPT SCHEDULE PHASE SEQUENCE


N
BEAR CREEK MINING

Introduction

Prepared as at 21 March 2007 for the year ended 31 December 2006.

Bear Creek Mining Corporation's ("Bear Creek" or the "Company") business is acquiring and exploring mineral properties, principally located in Peru, with the objective of creating value for shareholders by identifying economic mineral deposits which can be sold or developed. Bear Creek is a publicly traded Canadian exploration company without any mineral producing properties, and thus, have no revenues from any mineral properties.

Bear Creek's accompanying financial statements have been prepared using Canadian generally accepted accounting principles ("GAAP"). The Company's fiscal year end is 31 December. References to a fiscal year refer to the calendar year in which such fiscal year ends. All reported amounts are in US dollars, unless otherwise stated.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements that are based on the beliefs and assumptions of its management and information currently available to Bear Creek. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to Bear Creek or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Company's exploration properties. Such statements reflect the current views of Bear Creek with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Therefore the reader is cautioned not to place undue reliance on forward-looking statements.

Activities on Mineral Projects

Current efforts are focused on gold and silver exploration in Peru. Base metals prospects of potential are also considered and acquired for exploration. From time to time, precious or base metal exploration opportunities in other Latin American countries are considered when compatible with management's history and expertise. A large number of projects are under Bear Creek's review at any given time; a few in active drill evaluation, some being prepared for drilling, others in first pass mapping and sampling following staking or acquisition, and many in preliminary evaluation to decide if property ownership is possible or desired. Due to the generative nature of Bear Creek's business, many of the expenditures consist of drilling and assay costs, salaries for professional personnel, land, legal and property payments, and travel to/from and within properties. The following section details property specific spending for the year and three months ended 31 December 2006 and relative to the same period in 2005.

Corani Project

By letter of understanding dated 19 January 2005 and subsequently formalized by an option agreement dated 15 March 2007, the Company entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto"), whereby the Company has the right to earn a 70% interest in the Corani property located in southeastern Peru, subject to Rio Tinto's claw-back right. In order to earn its 70% interest, the Company, at its option, must make payments of $5.4 million over three years. To date, Bear Creek has made the required payments totaling $2.4 million, with the final payment of $3 million due on or before 19 January 2008.

Once the 70% interest is earned, Rio Tinto shall have 90 days from the date of receipt to elect, at its sole discretion, either to offer its remaining 30% interest in the Property to Bear Creek for $5 million and additional "Success Payments" as described below or enter into a joint venture agreement with Bear Creek. The joint venture agreement stipulates standard dilution clauses for each party consistent with industry practices. If at any time either Bear Creek's or Rio Tinto's interest is diluted to 10% or less, by either electing or by default in making the required capital contributions, then the shareholder shall be deemed to have withdrawn its entire shareholding interest. The party that relinquishes this interest shall have the right to receive for consideration a 3% NSR royalty on all sales of gold or silver ("Precious Metals Royalty") and a 1.5% NSR royalty on all sales of base minerals ("Base Metals Royalty"). These royalties can be purchased jointly or separately by the remaining shareholder under the following terms: (i) up to two-thirds of the Precious Metals Royalty (thereby reducing the Precious Metals Royalty to 1%) for a royalty buy-out price equal to $20 million for each one-third of the Precious Metals Royalty purchased; and (ii) the entire Base Metals Royalty for a buy-out price equal to $20 million.

In addition to the payments listed above, the Company will also pay pro-rata Success Payments of $1.10 per ounce of gold, $0.015 per ounce of silver, and $0.005 per pound of copper, based upon recoverable metal as defined in a feasibility study. The Company will pay additional cash Success Payments of $5 million for each event that the Recoverable Reserves exceed 1 million ounces of gold and/or 100 million ounces of silver, subject to a maximum amount of $10 million. To date the Company has not completed a Feasibility Study to determine the Recoverable Reserves. The Success Payments will be payable within thirty days following acceptance of the feasibility study by Rio Tinto. Should the Recoverable Reserves, as defined at commencement of commercial production, be 20% or more than the Recoverable Reserves defined by a Feasibility Study, the Company will then adjust the Success Payments and pay Rio Tinto the balance. The capitalized terms are defined terms in the option agreement.

Rio Tinto has the claw-back right to earn up to a 60% interest in the project from Bear Creek by reimbursing the Company three times its pro-rated total direct exploration expenditures should the Economic Resources exceed 5 million tonnes of copper or exceed 10 million ounces of gold-equivalent precious metal mineralization (500 million ounces of silver). In addition, if the claw-back right is exercised, Rio Tinto will provide Bear Creek financing on its 40% interest, on a deferred carried basis, on which interest shall accrue at an annual rate equal to the rate of LIBOR plus 4% per annum, to be repaid monthly after the commencement of commercial production. The claw-back right ceases once the decision to mine has been made.

On 5 December 2006, the Company prepared and presented an updated resource estimate on the Corani project. The following block model estimate was prepared by Independent Mining Consultants ("IMC") of Tucson Arizona. John Marek P.E. acted as the independent qualified person as defined by Canada's National Instrument 43-101. Additionally the methods used in determining and reporting the resources are consistent with the CIM Best Practices Guidelines for the estimation of mineral resources and mineral reserves. The method used in the resource calculation is equivalent to the method used in the resource calculation shown in our 23 August 2006 press release. For this resource estimate we have used metal prices based on a 3-year backward average and a 2-year forward price based on the metal markets upon the date that the resource estimates were calculated, with the prices found in the assumptions shown here:

Bear Creek Mining, Corani Project Silver Zone
Mineral Resource Based on 15 g/t Ag Cut-off and Prudent Open Pit Constraints
4 December 2006

Deposit	Category	Ktonnes	Silver Gm/t	Lead %	Zinc %	Silver Million Ozs	Lead Million Lbs	Zinc Million Lbs
Main	Measured	7,699	50.4	0.89	0.29	12.5	151.1	49.2
	Indicated	42,456	37.8	0.65	0.37	51.6	608.4	346.3
	Meas+Ind	50,155	39.7	0.69	0.36	64.1	759.5	395.5
	Inferred	9,843	38.2	0.57	0.33	12.1	123.7	71.6
Minas	Measured	3,724	67.2	1.28	0.45	8.0	105.1	36.9
	Indicated	72,287	45.6	0.85	0.34	106.0	1,354.6	541.8
	Meas+Ind	76,011	46.7	0.87	0.35	114.0	1,459.7	578.7
	Inferred	17,723	42.7	0.59	0.26	24.3	230.5	101.6
Este	Measured	15,906	74.5	1.01	0.71	38.1	354.2	249.0
	Indicated	29,497	65.0	0.84	0.57	61.6	546.2	370.7
	Meas+Ind	45,403	68.3	0.90	0.62	99.7	900.4	619.7
	Inferred	2,242	45.3	0.38	0.12	3.3	18.8	5.9
Total	Measured	27,329	66.7	1.01	0.56	58.6	610.4	335.1
All	Indicated	144,240	47.3	0.79	0.40	219.2	2,509.2	1,258.8
Deposits	Meas+Ind	171,569	50.4	0.83	0.42	277.8	3,119.6	1,593.9
	Inferred	29,808	41.4	0.57	0.27	39.7	373.0	179.1

Assumptions used in the resource model by IMC are: Silver Price= $9.75/oz; Zinc Price= $0.94/lb; Lead Price= $0.52/lb; Silver Recovery= 85%; Zinc Recovery= 65%; Lead Recovery= 65%; Smelter charges: Silver= $0.40 per ounce; Zinc= $0.135 per pound; Lead= $0.113 per pound; Mining Costs per tonne= $1.10; Process cost per tonne= $8.50, G&A per processed tonne= $0.85; Pit Slopes= 42 degrees in mineralized tuff and 50 degrees in post-mineralized tuff. Actual results will vary based upon completion of metallurgical testing.

The resource is based on 327 diamond drilled core holes and 25 surface trenches; all the data in the possession of Bear Creek as of 29 November 2006. All analyses of the samples were performed by ALS Chemex in Lima Peru and a strict quality control and chain of custody protocol has been maintained throughout the project development.

The Corani silver-lead-zinc (gold) project consists of twelve claims or mineral concessions that form a contiguous block of ground covering 5,700 hectares. A cut-off grade of 15 g/t Ag has been used in the reporting of the resource. The 15 g/t Ag cut-off was chosen as it reflects what is considered to be a prudent cut-off level to take into account the additional metal values. The cut-off has been lowered from the 16 g/t used in the August resource estimation because of the increase in the metal prices used in this study.

High Grade Core

There are high grade cores to each of the three deposits and these pods will likely be mined separately to enhance project economics. At a 45 gm/t silver cutoff, the high grade cores cumulatively represent a resource of 68.3 million tonnes of ore at a silver grade of 80 g/t Ag, 1.18% Pb and 0.53% zinc (Measured and Indicated) and 5.0 million tonnes at 66.2 g/t Ag, 0.88% Pb and 0.27% Zn in the Inferred category. This represents 174.8 million ounces of silver, 1.78 billion pounds of lead and 0.80 billion pounds of zinc in the Measured and Indicated category and 10.6 million ounces of silver, 96 million pounds of lead and 30 million pounds of zinc in the Inferred category. These cores lie within a computer-generated pit shape able to be mined with a stripping ratio of 1.85:1, or less.

Bear Creek Mining, Corani Project Silver Zone

High Grade Core at 45 g/t cut-off Contained in Smaller Open Pit Shapes
4 December 2006

Deposit	Category	Ktonnes	Silver Gm/t	Lead %	Zinc %	Silver Million Ozs	Lead Million Lbs	Zinc Million Lbs
Main	Measured	3,401	83.8	1.36	0.18	9.2	102.0	13.5
	Indicated	10,197	73.4	1.05	0.25	24.1	236.0	56.2
	Meas+Ind	13,598	76.0	1.13	0.23	33.3	338.0	69.7
	Inferred	1,546	63.7	0.91	0.41	3.2	31.0	14.0
Minas	Measured	2,368	84.9	1.48	0.50	6.5	77.3	26.1
	Indicated	25,904	68.7	1.24	0.36	57.2	708.1	205.6
	Meas+Ind	28,272	70.1	1.26	0.37	63.7	785.4	231.7
	Inferred	3,189	63.7	0.89	0.22	6.5	62.6	15.5
Este	Measured	10,816	93.3	1.18	0.91	32.4	281.4	217.0
	Indicated	15,634	90.3	1.09	0.83	45.4	375.7	286.1
	Meas+Ind	26,450	91.5	1.13	0.86	77.8	657.1	503.1
	Inferred	222	120.6	0.46	0.07	0.9	2.3	0.3
Total	Measured	16,585	90.2	1.26	0.70	48.1	460.7	256.6
All	Indicated	51,735	76.2	1.16	0.48	126.7	1,319.8	547.9
Deposits	Meas+Ind	68,320	79.6	1.18	0.53	174.8	1,780.5	804.5
	Inferred	4,957	66.2	0.88	0.27	10.6	95.9	29.8

High Grade Zinc

Drilling demonstrates that the zinc at the Corani project tends to occur in discrete high-grade zones. The zinc mineralization remains open laterally and at depth in the three deposit areas. Applying a 1% zinc cut-off to the resource material (shown in the table below), there are 24.9 million tonnes averaging 1.88% Zn in the combined Measured and Indicated categories representing 65% (1.03 billion pounds) of the contained zinc in 14.5% of the measured and indicated resource tonnes. This is important for enhancing the economics of zinc recovery as these areas can be specifically targeted in the flotation flow-sheet to ensure recovery of the higher zinc grades.

Bear Creek Mining, Corani Project
High Grade Zinc Areas at 1% Zinc cut-off of Global Resource
4 December 2006

	Ktonnes	Zn %	Pb %	Ag g/mt	Contained M Lbs Zn
Measured	5,323	2.21	1.47	83.9	259.3
Indicated	19,527	1.80	1.01	46.8	772.8
Total M&I	24,850	1.88	1.11	54.7	1,032.1
Inferred	3,373	1.56	0.47	21.2	116.3

Corani Este

Corani Este has the highest grade and remains open to the northwest. 97% of the contained resource silver ounces in the Este zone are in the Measured and Indicated categories.

Minas Corani

In the August 2006 estimation the Minas Corani resource occurred in two separate zones; the West Limb and the East Limb. Subsequent drilling has shown that the two limbs are joined below a shallow cover of post mineral tuff and form one continuous zone of mineralization. This has resulted in an increase in the Measured and Indicated contained silver resource of 58% since the August resource estimate. As a result of the drilling since July 2006, the Minas Corani deposit has the largest contained resource of metal of the three deposits; though at a lower grade than the Corani Este resource. Additionally, the deposit remains open to the northeast and southwest.

Main Corani

The mineralization between Minas Corani and Main Corani has been substantially infilled with the more recent drilling and the two zones have been linked in this resource model. Drilling between the Main Corani and Minas Corani zones has increased the certainty of the resource estimation. Higher-grade zinc mineralization also occurs on the eastern edge of Main Corani, which has received limited drill testing and mineralization remains open..

The Company has also performed exploration in the gold-silver target zone located 1.5 kilometers to the south of the silver-rich target for which the IMC resource estimation was done. Thirty-eight diamond drill holes tested 1,000 meters of strike length. Thirty-three drill holes yielded intersections averaging 17.4 meters grading 2.0 g/t Au and 40.4 g/t Ag. In May 2006, drilling in the gold-silver target area was temporarily suspended in order to focus on expanding resources in the silver-rich portions of the district for the IMC resource estimation. None of the results for the gold-silver target have yet to be included in any resource estimations.

Metallurgical Testing - Bear Creek has successfully completed the initial phase of metallurgical test work, which provides a conceptual flow sheet for the processing of the Corani material. Testing indicates that the probable recovery method will involve grinding, flotation and leaching to produce a silver rich lead concentrate, a zinc concentrate and silver dore. Bear Creek's test work indicates that an average combined silver recovery of approximately 76% has been obtained in high-sulfide material. Lead recovery of 60% is indicated to be achievable producing silver-rich lead concentrates. An overall recovery of zinc of approximately 60% is expected upon completion of additional test work; however, zinc recoveries of 87% have been produced when testing material containing greater than 2% zinc. These higher zinc recoveries are important considering that the zinc occurs in a reduced volume in the deposit (see "high grade zinc").

The preliminary testing recoveries achieved to date differ from the assumptions used by IMC in the resource estimate. IMC utilized recoveries based upon historical performance in similar poly-metallic silver-lead-zinc deposits world-wide, in the absence of a defined flow sheet for the Corani ore processing. Metallurgical testing is an ongoing process in poly-metallic deposits, and the Company expects that an economically viable outcome is achievable. Until further testing is completed, the Company is satisfied with the IMC assumptions.

The drilling of four HQ diameter drill holes was completed in mid-November 2006 to provide metallurgical samples for shipment to SGS-Lakefield in Ontario for advanced metallurgical testing. A preliminary mining plan was performed using IMC, which provided guidance for the location of metallurgical drill holes, as well as further in-fill and step-out drilling requirements. The metallurgical drilling focused on areas identified in the preliminary mine plan as areas within the deposit which are likely to produce high-grade feed during the first years of production. The sample were collected and preserved for shipment under the supervision of Transmin Metallurgical Consultants. A metallurgical test work plan has be designed to build upon the positive results in previous testing and to further improve recoveries in silver, lead, and zinc for the purposes of a pre-feasibility study, which is expected to be initiated in the second quarter of 2007.

Resource Estimation / Scoping Study - An initial scoping study, which considers the resource, ore processing and treatment, scale of production, and basic engineering has begun and is expected to be completed in the second quarter of 2007. This scoping study will provide Bear Creek with a project description which is expected to justify the Company's decision to commence a preliminary feasibility study.

Currently, two drills continue to explore within the three deposit areas and in exploration targets identified throughout the Corani District. The Company anticipates spending approximately $3 million in the next six to nine months on the Corani Project in order to continue drilling, perform metallurgical testing, finalize the scoping study, and other exploration expenses to continue the project. A decision to commence a pre-feasibility study is pending the completion of a positive scoping study.

All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo., Bear Creek's Vice President of Exploration or Marc Leduc, P. Engr., Vice President Technical Services, and the President and CEO, Andrew Swarthout, P.Geo., the President and Chief Executive Officer, who serve as the Qualified Persons under the definitions of NI 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Cusco, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

During the year ended 31 December 2006, the Company incurred expenditures of $8.2 million on the Corani project. Included in this total are drilling of $5.5 million, acquisition costs of $0.4 million, travel of $0.2 million, salaries of $0.9 million, supplies and general of $0.1 million, geophysics of $0.4 million and assaying and sampling of $0.3 million. The Company has completed 431 drill holes totaling 71,184 meters of drilling.

Santa Ana Project

The Company has the option to acquire a 100% interest in the Santa Ana silver project. The property, which comprises 6,300 hectares, is located in the Department of Puno in southern Peru. The claims are subject to payments under a finder's fee agreement to a Peruvian individual of which $15,000 was paid upon receipt of title and $15,000 was paid upon initiation of drilling. The property is subject to a payment of 3% of direct exploration expenditures to a maximum lifetime payment of $280,000.

The mineral titles are currently held on behalf of the Company by a third party. The Company has initiated a process to transfer the titles to its name under a Supreme Decree, whereby a foreign controlled entity such as Bear Creek Mining Corp. can hold title to mineral rights located within the 50 kilometer border zone of Peru. Upon transfer of title, the Company will make a total payment of $7,000 to the third party. The Company and its counsel believe that the achievement of this transfer will be completed before mid-year 2007, based upon similar precedent applications, and the Company has decided to initiate exploration drilling in the interim.

The required drilling and environmental permits were granted and an initial drilling program began in July 2006. The Company has completed 4,311 meters of drilling in two phases in thirty-seven drill holes, with the average of reported intercepts in both drill phases being 53 meters averaging 43.9 g/t Ag. Silver mineralization is contained in low-angle structures and broad, vertical structural zones outcropping at surface and extending to depths of at least 100 vertical meters. Mineralization remains open at depth and laterally to the west and east.

The mineralization is comprised of almost entirely oxide bearing minerals with a noticeable absence of sulfides; raising the possibility of low-cost, cyanide leach extraction processing to recover the silver. Preliminary guidance test work was performed in December 2006 and January 2007 to determine initial leach extraction performance. The positive results have led to further testing, in progress, at McClelland Labs, Sparks, Nevada to measure extractions in representative drill samples using bottle roll and column leach testing to determine initial low-cost, heap leaching performance. Based on the test results, expected in April, a phase III drilling program is planned to commence during the second quarter of 2007. The phase III drilling will be designed on the basis of metallurgical testing aimed at evaluating the low-cost, heap leaching potential for the silver mineralization exposed at the surface and confirmed at shallow depth by wide-spaced drilling. Targets to be further tested include the higher-grade structural zones as well as lower grade wall rocks which form broad envelopes to the structures.

In the 2006 fiscal year, the Company incurred expenditures of $0.7 million directed towards drilling, salaries and consulting, community relations and surface access agreements on the Santa Ana project.

El Abuelo Project

On 18 October 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 100% interest in the El Abuelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $10 million over a four year period, conduct exploration of $1 million over three years, and conduct 1,000 meters of drilling in the first six months.

The Company has completed sampling, which has defined several drilling targets and on 1 March 2007 it initiated a 1,000 meter phase I drilling program. Results are expected in the second quarter of 2007. A phase II drill program will be designed dependant on phase I results and metallurgical test work.

Don Marcelo Project

On 6 December 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 75% interest in the Don Marcelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $4.0 million over a four year period and has a commitment to complete a geophysical survey and a drill program of 1,500 meters within the first year.

Bear Creek can acquire the remaining 25% interest in the property by either granting a 1.25% NSR to the optionor, or by making the following additional payments of $10 million for up to 2 million ounces for recoverable gold as defined in a feasibility study, $20 million for between 2 and 5 million ounces of recoverable gold, or $30 million for in excess of 5 million ounces of recoverable gold.

To date, the Company has completed 316 surface samples with 89 samples containing greater than 100 ppb gold.

Ataspaca Project

In 2002 Bear Creek signed a letter agreement allowing it to earn a 50% interest in the Ataspaca project, located in the southern Peru copper belt. Work in 2003 included mapping, and sampling to prepare the project for its first drill program, that was completed in the second quarter of 2004 with 616.6 meters of core in 4 holes that tested multiple targets. Ataspaca project spending for the year ended 31 December 2004 was $0.1 million, and the Company received $0.03 million from Southwestern Resources for their 50% share of the costs incurred from the joint venture. Completion of the drilling earned the Company a 50% property interest from Southwestern

Resources. In December 2004, Bear Creek and Southwestern Resources signed a "Heads of Agreement" with Anglo American Exploration ("Anglo"), whereby Anglo may earn a 60% interest in Ataspaca in return for $2.75 million in work commitments over a four-year period and payments totaling $150,000 over a two-year period. Anglo American will be the operator during its earn-in period so long as it maintains a majority interest under the resulting joint venture agreement. Anglo American must spend $250,000 during the first year. The final agreement is contingent upon Anglo American Exploration receiving approval in the form of a Supreme Decree issued by the Peruvian government allowing foreign ownership of mineral rights within the 50 kilometer border region of Peru. On 9 November 2006, Bear Creek was informed that the Supreme decree had been approved and that the agreement is being finalized. Anglo American has informed the Company that the required drilling permits are in process and plans to begin its drilling commitment in the second quarter of 2007.

La Yegua

La Yegua is a porphyry copper-molybdenum-gold project in the Apurimac Department of Southern Peru is located 20 km northeast of Southern Peru Copper Corporation's Los Chancas. The La Yegua project includes 4,100 ha of mineral claims located approximately 250 km from the Atlantic coast and 100 km southwest of the city of Cusco. Access to the project area is via both a paved road from Cusco to Nasca and a well maintained dirt road.

Previous work by Bear Creek in 2004 confirmed anomalous copper (200 ppm to 1.2% Cu) and molybdenum (100 ppm to 424 ppm Mo) in rock samples within a zone measuring 2 km long and open to the east and south. Peripheral to the main copper-molybdenum porphyry zone, is strongly anomalous gold in rock samples with grades between 0.30 g/t to 5.32 g/t gold, together with copper values in the 0.3% to 5.98% range. The La Yegua project has potential for bulk-tonnage, disseminated copper-molybdenum-gold mineralization together with higher grade gold-copper mineralization within structural zones, peripheral to the porphyry-style mineralization. No drilling has been undertaken on the property.

In February 2007, Bear Creek has signed a Letter of Intent with Chapleau Resouces Ltd. regarding an option for Chapleau to acquire up to a 75% interest in the project. Chapleau has an opportunity to earn a 51% interest in the property by spending a total amount of $2.8 million in exploration over a four year period and the granting of the equivalent of $0.35 million in Chapleau shares, which is based on the market price of Chapleau shares at the time of issuance, during the four years. With the issuance of an additional 1.25 million shares Chapleau may increase the vested interest from 51% to 75%.

AngloGold Ashanti ("AGA") Exploration Alliance

In January 2005, Bear Creek and AGA entered into a letter agreement allowing Bear Creek to acquire an extensive exploration database covering 180,000 square kilometers in southern Peru, for Bear Creek's exploration purposes. This data package is providing the Company with crucial information to aggressively generate additional targets in this new precious metals belt. During the first quarter of 2005, Bear Creek accepted delivery of the data package and issued 200,000 shares of its common stock to AGA plus one million warrants priced at Cdn $1.50 exercised by AGA on 17 August 2005 and an additional one million warrants priced at Cdn $ 2.20 exercised by AGA on 8 March 2006. Under the terms of the agreement, Bear Creek must spend a minimum of $250,000 on direct exploration before 23 March 2007, which Bear Creek has incurred. Bear Creek will have a 100% interest in any project acquired in the defined area. Any properties acquired will be subject to certain back-in rights in favor of AGA; namely, AGA has a "back-in" right to acquire a 65% interest in any prospect, acquired through the use of this data package, by funding a feasibility study and providing Bear Creek a full carried interest to production. The majority of the Company's Generative costs were incurred in this category in 2005. Exploration expenditures during the current period totaled $0.2 million and consisted primarily of salaries.

Condor Project

On 30 November 2005, Bear Creek entered into an option agreement, whereby the Company had the right to acquire a 100% interest in the Condor Property. Results of the drill program carried out in 2006 indicated that the gold values diminish with depth in the quartz-hosted targets, likely due to surface enrichment. No further drilling is planned, as management has decided to abandon this project and has terminated the option agreement. Total costs incurred in the year ended are $0.3 million, which consisted primarily of drilling, salaries and option payments.

Generative Exploration

Generative exploration is a crucial part of the business in identifying and acquiring new opportunities. Generative exploration costs are those costs not attributable to a specific Bear Creek project. Bear Creek maintains at least two field teams and a system of field prospectors who focus on generating new exploration targets with the emphasis on gold and silver. Typically, dozens of prospects are submitted to or are generated by Bear Creek during any given quarter. At any given time, several targets may be under consideration for possible acquisition through staking or entering into third party option to purchase agreements. When Bear Creek defines a project as a distinct exploration target, it is then accounted for as a separate project.

IGV

IGV expense of $1.5 million represents the amount of IGV that has been paid to the Peruvian government during the year ended 31 December 2006. This amount is recoverable when there are future revenue generated by the Company in Peru. As the Company is an exploration stage company there can be no reasonable assurance that future revenue can be generated, and as a result the IGV receivable has been expensed.

Other Properties

Other properties are exploration properties which management has decided are not a priority or which management has chosen not to pursue and, therefore, has terminated option agreements.

BEAR CREEK'S RESULTS OF OPERATIONS

Bear Creek is a publicly traded Canadian exploration company without any mineral producing properties, and thus, does not have revenues from any mineral properties.

For the Year Ended 31 December 2006 as compared to the Year Ended 31 December 2005

Net Loss and Operating Expenses

In the current year, the Company experienced a net loss of $15.3 million compared to a net loss of $4.8 million for the same period in 2005, an increase of $10.5 million. The increase is primarily due to drilling and exploration costs incurred on the Corani property. The Company had a loss per share of $0.39 compared to $0.15 for 2005.

Total operating expenses for the year ended 31 December 2006 were $15.9 million compared to operating expenses of $5.1 million for the year ended 31 December 2005. Stock compensation expense increased to $2.6 million in the current year, up from $1.1 million in the same period in 2005, due to an increase in the fair value of options that were vesting during the current year as compared to 2005; in 2006 the weighted average fair value of the options granted as determined under the Black-Scholes pricing model was Cdn$4.70 as compared to Cdn$2.08 in 2005. Wages and management salary costs increased in the current year to $0.3 million compared to $0.2 million for the same period last year, due to additional staff hired during December 2005 and April 2006. Exploration costs were $12.1 million in the current year, up from $3.4 million in 2005 largely due to the increased drilling and exploration on the Corani project.

Bear Creek's net interest income for the year ended 31 December 2006 was $0.4 million, an increase of $0.3 million from 2005. The increase in interest income was attributable to a higher cash balance for the period due to the issuance of common shares, as compared to 2005 as well as the Company earning a higher yield on its short term deposits. The Company maintains its cash and short-term low risk investments in institutions with high credit worthiness.

Litigation

During the current year the Company uncovered a scheme in which some funds of one of the Company's subsidiaries were misappropriated by one of its Peruvian employees. The total losses arising from the fraudulent transactions committed against the Company by this employee amounted to $0.1 million over an approximate eight-month period ending September 2006, and have been reported as part of general administrative expenses. Following the discovery, the employee was dismissed for cause. The Company has filed criminal charges against the former employee to recover the amounts misappropriated, and has cancelled all options that had been granted to the former employee.

In addition to the above, the former employee also falsified reporting documents that were used in preparing the Company's consolidated balance sheet and consolidated income statement for the period ended 30 June 2006. This resulted in incorrect accounting for certain transactions.

During the investigation into the above fraud, it was discovered that the Peruvian accounting firm contracted to perform supervisory accounting support for the Company's subsidiary did not perform all of the procedures agreed to in their engagement contract. As a result, the Company has cancelled their engagement contract with the Peruvian accounting firm.

As a result of the losses incurred resulting from the misappropriation of funds, as well as the incorrect accounting noted above, the Company restated its unaudited second quarter consolidated financial statements for the period ended 30 June 2006, as well as the Management Discussion and Analysis for the same period. The Company disclosed a restated net loss for the six months ended 30 June 2006 of $6.5 million, compared to $5.9 million as previously reported. The additional expenditures for the period relate to $0.1 million for the misappropriation of funds and $0.5 million for additional mineral property expenditures that were not properly recorded.

Due to the increased exploration and development activities being incurred at the Company's Corani silver discovery, the Company has undertaken a review of its internal controls in its Peruvian subsidiary, hired additional supervisory staff and has implemented additional controls and procedures to mitigate the occurrence of fraud and misstatements in its subsidiary's financial statements. In addition the Company has changed its Peruvian auditor to Pricewaterhouse-Coopers.

For the Three Months Ended 31 December 2006 as compared to the Three Months Ended 31 December 2005

Net Loss and Operating Expenses

In the current quarter, the Company experienced a net loss of $4.8 million compared to a net loss of $1.8 million for the same period in 2005, an increase of $3.0 million. The increase is primarily due to drilling and exploration costs incurred on the Corani property. In the current quarter the Company had a loss per share of $0.12 compared to $0.05 for the same period in 2005.

Total operating expenses for the fourth quarter in 2006 were $4.5 million compared to operating expenses of $2.0 million for the same period in 2005. Expenses increased primarily because exploration costs were $3.6 million in the current quarter, up from $1.1 in the same period year, largely due to the increased drilling and exploration on the Corani project.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Bear Creek and is derived from unaudited quarterly consolidated financial statements prepared by management. Bear Creek's interim consolidated financial statements are prepared in accordance with Canadian GAAP and expressed in US dollars.

Period	Revenues	Loss from Continued Operations (in Millions)	Basic and Fully Diluted Loss per Share from Continued Operations
4th Quarter 2006	Nil	(4.8)	(0.12)
3rd Quarter 2006	Nil	(4.0)	(0.10)
2nd Quarter 2006	Nil	(3.6)	(0.09)
1st Quarter 2006	Nil	(2.9)	(0.08)
4th Quarter 2005	Nil	(1.8)	(0.05)
3rd Quarter 2005	Nil	(1.2)	(0.03)
2nd Quarter 2005	Nil	(0.8)	(0.02)
1st Quarter 2005	Nil	(1.1)	(0.04)
4th Quarter 2004	Nil	(0.4)	(0.02)

The increase in the fourth quarter of 2006 resulted primarily from increased drilling and other exploration incurred on the Corani project, in addition the Company had additional exploration costs, including drilling on its Santa Ana project.

The increase in the third quarter of 2006 resulted primarily from increased drilling and other exploration incurred on the Corani project.

The increase in the loss for the first quarter of 2006 resulted primarily from increased drilling and other exploration costs incurred on the Corani project.

The increase in the loss for the fourth quarter of 2005 resulted primarily from additional stock compensation expenses as a result of the vesting of stock options granted in the second half of 2005 and increased drilling expenses on Corani.

Selected Annual Information

The following table sets out selected annual financial information of the Company and is derived from the Company's audited consolidated financial statements for the periods ended 31 December 2006, 2005 and 2004.

		2006		2005		2004
Sales	$	-	$	-	$	-
Loss for the Period – In Millions	$	(15.3)	$	(4.8)	$	(2.0)
Loss per Share - Basic and Diluted	$	(0.39)	$	(0.15)	$	(0.08)
Total Assets – In Millions	$	5.4	$	12.3	$	1.4
Total Long-term Liabilities	$	-	$	-	$	-
Dividends Declared	$	Nil	$	Nil	$	Nil

Liquidity and Capital Resources

On 31 December 2006, the Company had 40,423,485 issued shares. The Company's net working capital as at 31 December 2006 was $4.3 million compared to a net working capital of $12.0 million as at 31 December 2005. The cash balance at 31 December 2006 was $5.0 million compared to $12.1 million as at 31 December 2005. As at 31 December 2006 current liabilities were $0.8 million compared to $0.1 million as at 31 December 2005.

As at 21 March 2007, the Company had 42,652,023 issued shares. The Company has 4,392,850 options which have been granted to directors, officers, employees and consultants to purchase an aggregate of 4,392,850 shares at prices ranging from US$0.50 to Cdn$8.08, expiring at varying dates between 21 April 2008 and 22 August 2011.

On 15 March 2007, the Company had no warrants outstanding as the Company exercised its acceleration of warrants clause on Series D and E warrants. As a result of the acceleration, the Company received Cdn$7.0 million on the exercising of 2,072,210 warrants in January 2007.

We expect that the cash and cash equivalents will be sufficient to pay for the continued exploration and general and administrative costs of the Company, including the Corani Project through the end of 2007. Depending upon developments during Bear Creek's exploration phase on all of its projects, the pace of expenditures and other general and administrative costs could increase or decrease. We have not attempted to secure sources of additional financing to fund future expenditures for the period beyond 2007. However in the event that the pace of expenditures increases, we plan to secure future financing from issuance of additional equity, debt, or financing from other sources.

Management's opinion regarding liquidity and the ability to be a going concern is based on currently available information. To the extent that this information changes, future availability of financing may be adversely affected. Factors that could affect the availability of financing include the performance by various factors, including the progress and results of exploration work, the state of equity markets, investor perceptions, and expectations of past and future performance.

Financing Activity

During the year ended 31 December 2006, the Company received cash proceeds of $5.0 million from the exercise of 1,040,226 Series D and E warrants and the exercise of 1,000,000 AGA Cdn$2.20 warrants. In addition, a total of $0.5 million was received during the year for the exercise of 764,650 share purchase options.

From 1 January 2007 to March 21, 2007, a total of 2,071,038 share purchase warrants and 157,500 options were exercised for cash of Cdn$7.1 Million.

Transactions with Related Parties

In connection with the approval of related party transactions, the Company has a policy that requires that the terms of all such transactions must be comparable to terms available in arms-length transactions. Each of the transactions described below meet those requirements.

The Company received legal services, totaling $22,997, from a law firm in which Miguel Grau, a Director of Bear Creek, is a partner. Legal services were rendered in association with the Company's subsidiary in Peru and its interest in various mineral projects.

The Company received legal services, totaling $126,097, during the period from a law firm in which Corey Dean, an Officer of Bear Creek, is a partner. Legal fees related primarily to the amendment of the Company warrants and ongoing other administrative items.

The Company received accounting services from an accounting firm in which Steven Krause, an Officer of the Company, is a partner. The total accounting fees paid were $41,163.

The Company received consulting services from a Director of the Company, Catherine McLeod-Seltzer, during the period. The fees were incurred in relation to management consulting services. Total fees paid during the period were $41,000.

Pursuant to an Agreement, the Company was provided with office space from Pacific Rim Mining Corporation ("Pacific Rim"), a company with directors in common, in consideration of a fee, fixed annually and paid monthly. Pacific Rim recovers miscellaneous charges, such as postage, based upon Bear Creek's actual usage. Rent and miscellaneous charges paid to Pacific Rim for the year 31 December 2006 was $21,518. On 30 September 2006, the Company ended its rental agreement with Pacific Rim.

Critical Accounting Policies and Estimates

The details of Bear Creek's accounting policies are presented in note 2 of the annual consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company's financial statements and the uncertainties that could have a bearing on its financial results.

a) Resource Properties

Resource properties are stated at estimated fair value as at the date of acquisition, less accumulated write-downs. Reviews are undertaken annually to evaluate the carrying values of exploration and development properties. Bear Creek capitalizes costs incurred on mineral properties only after it has been established that the property contains mineral reserves. Expenditures on exploration properties, including those with mineral resources, are expensed as incurred.

b) Estimates

Financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Financial Instruments

Subsequent to December 31, 2006, the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, effective for the 2007 fiscal year. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for-sale marketable securities disclosed in other comprehensive income.

When securities are sold and gains or losses are realized, these gains or losses will be removed from other comprehensive income and reported in the Statement of Loss and Deficit. The transition provisions do not require restatement of previous financial statements. The effect of the new accounting pronouncement is not expected to be material.

Disclosure Controls

Disclosure Controls and Procedures

The Canadian Securities Administrators have issued Multilateral Instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings", which requires Canadian public companies to submit annual and interim certificates relating to the effectiveness of the disclosure controls and procedures that are in use at the Company. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including the Chief Executive Officer and Chief Financial Officer, to enable this information to be reviewed and discussed so that appropriate decisions can be made regarding the timely public disclosure of the information.

As of 31 December 2006, management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined by Multilateral Instrument 52-109. This evaluation was performed under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the disclosure controls and procedures were effective as of 31 December 2006.

Internal Control Over Financial Reporting

Multilateral Instrument 52-109 also requires Canadian public companies to submit an annual certificate relating to the design of internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management is responsible for establishing and maintaining internal control over financial reporting and management, including the CEO and CFO, has evaluated the design of the internal control over financial reporting as at 31 December 2006 and based on this evaluation, management has concluded that the design of internal control over financial reporting was effective as of 31 December 2006.

The Company's Chief Executive Officer and Chief Financial Officer believe that any internal controls and procedures, no matter how well conceived and implemented, can provide only reasonable assurance that the objectives of the controls are met. There can be no assurance that there have been no misstatements due to error or that fraud may occur and not be detected. Because of the Company's size and relative small accounting staff, segregation of duties is limited; therefore the Company's Chief Executive Officer and Chief Financial Officer participate in weekly, monthly and quarterly reviews of accounting transactions and participate in the approval process for expenditures.

Changes in Internal Control over Financial Reporting

Multilateral Instrument 52-109 also requires Canadian public companies to disclose any change in internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonable likely to affect internal control over financial reporting.

As disclosed above, due to the a scheme in which funds of one of the Company's subsidiaries were misappropriated by one of its Peruvian employees, the Company has implemented additional controls and procedures to mitigate the occurrence of fraud and misstatements in its subsidiary's financial statements and hired additional supervisory staff. During the current year, the Company changed its Peruvian auditor to PricewaterhouseCoopers.

Approval

The Audit Committee of Bear Creek has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to Bear Creek is on SEDAR at www.sedar.com

BEAR CREEK MINING CORPORATION

(An Exploration Stage Company)

Consolidated Financial Statements

31 December 2006 and 2005

Expressed in US funds





AUDITORS' REPORT

To the Shareholders of Bear Creek Mining Corporation

We have audited the consolidated balance sheet of Bear Creek Mining Corporation (the "Company") as at December 31, 2006 and the consolidated statement of loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2005 and for the year then ended were audited by a predecessor auditor who expressed an opinion without reservation on those statements in their report dated March 17, 2006.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 21, 2007

Consolidated Balance Sheets

As at 31 December
US Funds

Statement 1

ASSETS		2006		2005
Current				
Cash and cash equivalents	$	5,024,649	$	12,122,688
Prepaid expenses and advances		130,562		92,643
		5,155,211		12,215,331
Equipment *(Note 4)*		250,821		108,675
	$	5,406,032	$	12,324,006

LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	820,391	$	99,333
SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*				
Authorized:				
Unlimited common shares without par value				
Issued and fully paid: 40,423,485				
(2005 – 37,618,609 common shares)		28,330,924		22,448,748
Contributed surplus *(Note 6b)*		4,436,161		2,698,537
		32,767,085		25,147,285
Deficit - Statement 2		(28,181,444)		(12,922,612)
		4,585,641		12,224,673
	$	5,406,032	$	12,324,006

ON BEHALF OF THE BOARD:

Catherine McLeod-Seltzer, Director

Andrew Swarthout, Director

- See Accompanying Notes -

Consolidated Statements of Loss and Deficit

For the Years Ended 31 December
US Funds

Statement 2

		2006		2005
Operating Expenses				
Exploration costs – *Exploration Costs Schedule*	$	12,073,719	$	3,396,930
Stock-based compensation – *Note 6b*		2,627,562		1,143,840
Wages and management salaries		300,040		243,296
Professional fees		260,774		139,799
Shareholder information and filing fees		172,033		90,654
General administrative expenses – *Note 11*		345,658		49,026
Travel		128,542		54,542
Amortization		2,753		1,690
		15,911,081		5,119,777
Other Income				
Foreign exchange gain		295,912		276,326
Interest income, net		356,337		87,209
		652,249		363,535
Loss for the Year		(15,258,832)		(4,756,242)
Deficit - Beginning of year		(12,922,612)		(8,166,370)
Deficit - End of Year	$	(28,181,444)	$	(12,922,612)
Loss per Share – Basic and Diluted	$	(0.39)	$	(0.15)
Weighted Average Number of Shares Outstanding		39,493,559		31,416,349

- See Accompanying Notes -

Consolidated Statements of Cash Flow

For the Years Ended 31 December
US Funds

Statement 3

Cash Resources Provided By (Used In)		2006		2005
Operating Activities				
Loss for the year	$	(15,258,832)	$	(4,756,242)
Items not affecting cash				
Stock-based compensation – *Note 6c*		2,627,562		1,143,840
Shares issued in exploration costs		-		548,625
Amortization included in exploration costs		31,116		26,443
Amortization		2,753		1,690
		(12,597,401)		(3,035,644)
Changes in current assets and liabilities				
Prepaid expenses and advances		(37,919)		(53,983)
Accounts payable and accrued liabilities		721,058		77,665
Cash used in operating activities		(11,914,262)		(3,011,962)
Investing Activities				
Purchase of equipment		(176,015)		(86,970)
Cash used in investing activities		(176,015)		(86,970)
Financing Activities				
Share capital issued – net		4,992,238		13,956,068
Cash provided by financing activities		4,992,238		13,956,068
Net Increase (Decrease) in Cash and Cash Equivalents		(7,098,039)		10,857,136
Cash and cash equivalents - Beginning of year		12,122,688		1,265,552
Cash and Cash Equivalents - End of Year	$	5,024,649	$	12,122,688
Supplemental Schedule of Non-Cash Financing Transactions:				
Fair value of options and warrants exercised	$	889,938	$	331,814

- See Accompanying Notes -

Consolidated Schedules of Exploration Costs

For the Years Ended 31 December
US Funds

Schedule

		2006		2005
Corani				
Drilling	$	5,530,686	$	644,795
Salaries and consulting		927,248		207,220
Geophysics		616,891		72,004
Assaying and sampling		473,607		179,133
Acquisition		330,438		123,063
Travel		188,477		132,198
Supplies and general		115,745		75,968
		8,183,092		1,434,381
Santa Ana				
Drilling		472,737		-
Salaries and consulting		97,665		51,379
Assaying and sampling		41,088		1,359
Travel		27,264		11,120
Supplies and general		27,258		2,335
Acquisition and claim fees		21,600		18,846
Geophysics		-		19,298
		687,612		104,337
Condor				
Drilling		84,862		-
Salaries and consulting		68,032		-
Option payments		50,000		-
Travel		33,299		-
Geophysics		26,791		-
Assaying and sampling		11,866		-
Supplies and general		11,584		-
Acquisition and claim fees		7,874		-
		294,308		-
El Abuelo				
Acquisition and claim fees		25,000		-
Salaries and consulting		8,447		-
Supplies and general		1,560		-
Assays		483		-
Travel		340		-
		35,830		-
Don Marcelo				
Acquisition and claim fees		10,000		-
Supplies and general		26		-
		10,026		-

- See Accompanying Notes -

Consolidated Schedules of Exploration Costs - Continued

For the Years Ended 31 December
US Funds

Schedule

		2006		2005
Generative				
Salaries and consulting		498,871		319,882
General		363,851		149,174
Acquisition, legal and claim fees		82,640		28,471
Travel		66,083		73,586
Assays		20,656		46,030
		1,032,101		617,143
AngloGold Exploration Alliance				
Salaries and consulting		181,196		64,274
Travel		12,374		2,440
Supplies and general		7,154		4,651
Acquisition – shares issued		-		548,625
Geological		-		37,717
Assays		-		8,669
		200,724		666,376
Other Properties		87,477		305,645
IGV		1,542,549		269,048
Costs for the Year	$	12,073,719	$	3,396,930

- See Accompanying Notes -

Notes to Consolidated Financial Statements

31 December 2006
US Funds

1. Nature of Business

Bear Creek Mining Corporation's ("Bear Creek" or the "Company") business is acquiring and exploring mineral properties principally located in Peru with the objective of identifying mineralized deposits economically worthy of sale or development for the creation of value for shareholders.

2. Significant Accounting Policies

a) Consolidation

These consolidated financial statements include the accounts of the Company's wholly-owned subsidiary Bear Creek Exploration Company Ltd. (formerly Bear Creek Mining Company) which carries on its operation in Peru through its branch, Bear Creek Mining Company Sucursal del Peru. They have been accounted for under the purchase method.

b) Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less. The Company places its cash and cash investments with institutions of high credit worthiness.

c) Equipment

Equipment is recorded at cost. The Company provides for amortization on exploration equipment using the straight-line method over their useful lives and office equipment using the 30% declining balance method, with half of this rate used in the year of acquisition.

d) Income Taxes

The Company accounts for income taxes using the asset and liability method. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years on differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income during the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

e) **Earnings (Loss) per Share**

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents are reflected in diluted earnings per share by application of the treasury stock method.

f) **Management's Estimates**

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

g) **Stock-Based Compensation**

The Company accounts for all stock-based awards made to employees and non-employees using the fair value based method. The fair value of stock-based awards is recognized over their vesting period.

h) **Foreign Currency Translation**

The accounts of the Company's foreign operations have been translated into US dollars as follows:

- Monetary assets and liabilities at year-end rates,
- All other assets and liabilities at historical rates, and
- Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year.

i) **Derivative Financial Instruments**

The Company was not a party to any material derivative financial instruments during any of the reported fiscal years.

j) **Comparative Figures**

Certain of the comparative figures were reclassified, where applicable, to conform with the presentation used in the current year.

k) **Acquisition and Exploration Costs**

Acquisition and exploration costs are expensed as incurred since all of the Company's mineral property interests remain in the early exploratory stage with no currently defined proven or probable mineral reserves. If and when the Company's management determines that economically extractable proven or probable mineral reserves have been established, the subsequent costs incurred to develop such property, including costs to further delineate the ore body will be capitalized.

l) **Asset Retirement Obligations**

Asset Retirement Obligations requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

As at December 31, 2006 the Company does not have any asset retirement obligations.

m) **Consolidation of Variable Interest Entities**

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, advances and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, price or credit risks arising from its financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company holds cash balances and incurs payables that are denominated in Canadian Dollars. These balances are subject to fluctuations in the exchange rate between the Canadian Dollar and the U.S. Dollar, resulting in currency gains or losses for the Company.

4. Equipment

Details are as follows:

	31 December 2006			31 December 2005		
Equipment:	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office	$ 27,165	$ 12,450	$ 14,715	$ 14,449	$ 5,948	$ 8,501
Exploration	316,191	80,085	236,106	180,571	80,397	100,174
	$ 343,356	$ 92,535	$ 250,821	$ 195,020	$ 86,345	$ 108,675

5. Resource Property Costs

Cumulative resource expenditures, per project under active exploration, are as follows:

		Acquisition Costs		Exploration Costs		Incurred to 31 December 2006
Corani Project, Peru	$	453,501	$	9,132,856	$	9,586,357
Santa Ana Project, Peru		41,383		811,443		852,826
El Abuelo Project, Peru		25,000		10,830		35,830
Don Marcelo Project, Peru		10,000		26		10,026
	$	529,884	$	9,955,155	$	10,485,039

a) Corani Project

By letter of understanding dated 19 January 2005 and subsequently formalized by an option agreement dated 15 March 2007, the Company entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto"), whereby the Company has the right to earn a 70% interest in the Corani property located in southeastern Peru, subject to Rio Tinto's claw-back right. In order to earn its 70% interest, the Company, at its option, must make payments of $5,400,000 over three years. To date, Bear Creek has made the required payments totaling $2,400,000 (of which $2,000,000 was paid subsequent to year end), with the final payment of $3 million due on or before 19 January 2008.

Once the 70% interest is earned, Rio Tinto shall have 90 days from the date of receipt to elect, at its sole discretion, either to offer its remaining 30% interest in the Property to Bear Creek for $5,000,000 and additional "Success Payments" as described below or enter into a joint venture agreement with Bear Creek. The joint venture agreement stipulates dilution clauses for each party consistent with industry practices. If at any time either Bear Creek's or Rio Tinto's interest is diluted to 10% or less, by either electing or by default in making the required capital contributions, then the shareholder shall be deemed to have withdrawn its entire shareholding interest. The party that relinquishes this interest shall have the right to receive for consideration a 3% Net Smelter Royalty ("NSR") on all sales of gold or silver ("Precious Metals Royalty") and a 1.5% NSR royalty on all sales of base minerals ("Base Metals Royalty"). These royalties can be purchased jointly or separately by the remaining shareholder under the following terms: (i) up to two-thirds of the Precious Metals Royalty (thereby reducing the Precious Metals Royalty to 1%) for a royalty buy-out price equal to $20 million for each one-third of the Precious Metals Royalty purchased; and (ii) the entire Base Metals Royalty for a buy-out price equal to $20 million.

In addition to the payments listed above, the Company will also pay pro rata Success Payments of $1.10 per ounce of gold, $0.015 per ounce of silver, and $0.005 per pound of copper, based upon recoverable metal as defined in a feasibility study. The Company will pay additional cash Success Payments of $5 million for each event that the Recoverable Reserves exceed 1 million ounces of gold and/or 100 million ounces of silver, subject to a maximum amount of $10 million. To date the Company has not completed a Feasibility Study to determine the Recoverable Reserves. The Success Payments will be payable within thirty days following acceptance of the feasibility study by Rio Tinto. Should the Recoverable Reserves, as defined at commencement of commercial production, be 20% or more than the

Recoverable Reserves defined by a Feasibility Study, the Company will then adjust the Success Payments and pay Rio Tinto the balance.

Rio Tinto has the claw-back right to earn up to a 60% interest in the project from Bear Creek by reimbursing the Company three times its pro-rated total direct exploration expenditures should the Economic Resources exceed 5 million tonnes of copper or exceed 10 million ounces of gold-equivalent precious metal mineralization (500 million ounces of silver). In addition, if the claw-back right is exercised, Rio Tinto will provide Bear Creek financing on its 40% interest, on a deferred carried basis, on which interest shall accrue at an annual rate equal to the rate of LIBOR plus 4% per annum, to be repaid monthly after the commencement of commercial production. The claw-back right ceases once the Decision to Mine has been made.

b) Santa Ana Project

During 2004, the Company acquired a 100% interest in the Santa Ana property in southeastern Peru. The property is subject to payments totalling 3% of direct exploration expenditures to a maximum lifetime payment of $280,000.

c) AngloGold Exploration Alliance

By letter agreement dated 12 January 2005, which was subsequently amended, the Company acquired certain data from AngloGold Ashanti Exploraciones del Peru S.A. ("AGA") in exchange for the issuance of 200,000 common shares of the Company's stock, 1 million warrants priced at CDN$1.50 (exercised in 2005), and 1 million warrants priced at CDN$2.20 to expire 12 January 2007 (exercised in March 2006). The 200,000 shares issued had a value of $131,200 and the 2 million warrants had a value of $417,425. In addition, the Company was required to spend $250,000 in exploration costs within two years of signing the contract, which has been incurred. Any properties acquired will be subject to certain back-in rights in favor of AGA; namely, AGA has a "back-in" right to acquire a 65% interest in any prospect, acquired through the use of this data package, by funding a feasibility study and providing Bear Creek a full carried interest to production.

d) Ataspaca Project

The Company entered into a term sheet dated 29 May 2002 and earned a 50% interest and management control of a 600 hectare mineral claim named "Brisa 1" in the department of Tacna, Southern Peru, known as the Ataspaca Project, from Southwestern Resources Corp. ("SW").

On 17 November 2004, the Company and SW entered into an agreement with Anglo American Exploration Peru ("AAEP"), whereby AAEP will continue exploration. Under the terms of the agreement, AAEP must incur exploration expenditures of $2,750,000 over a four-year period and make payments totalling $150,000 over a two-year period in order to earn a 60% interest in the project. The agreement takes effect once AAEP acquires a federal decree allowing for a foreign company to acquire title of mineral rights within the 50km border zone of Peru. The Company's interest would then be a 20% participating interest. In November 2006, Bear Creek was notified that the Supreme Decree had been approved and that the agreement will be finalized. AAEP is expected to commence drilling in the first quarter of 2007. To date, the Company has received $34,260 as reimbursement of expenditures.

e) El Abuelo Project

On 18 October 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 100% interest in the El Abuelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $10 million over a four year period, conduct exploration of $1 million over three years, and conduct 1,000 meters of drilling in the first six months.

f) Don Marcelo Project

On 6 December 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 75% interest in the Don Marcelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $4.0 million over a four year period and has a commitment to complete a geophysical survey and a drill programme of 1,500 meters in the first year.

The Company can acquire the remaining 25% by either granting a 1.25% NSR or by making the following additional payments of: $10 million for gold recoveries up to 2 million ounces, $20 million for gold recoveries between 2 and 5 million ounces, or $30 million for gold recoveries in excess of 5 million ounces.

g) Condor Project

On 30 November 2005, Bear Creek entered into an option agreement, whereby the Company had the right to acquire a 100% interest in the Condor Property, by making total payments of $1,766,962 over a three year period.

During the year ended December 2006, management decided to abandon the Condor Project and has terminated this option agreement.

6. Share Capital

a) Details of shares issued are as follows:

	Shares		Amount
Authorized:			
Unlimited common shares without par value			
Issued and fully paid:			
Balance - 31 December 2004	27,279,657		8,328,397
Shares issued for exploration alliance	200,000		131,200
Shares issued for warrants	5,803,952		4,709,951
Shares issued for stock options	735,000		300,940
Shares issued in private placement (i)	3,600,000		9,720,837
Fair value of options and warrants exercised	-		331,814
Share issuance costs	-		(1,074,391)
Balance - 31 December 2005	37,618,609		22,448,748
Shares issued for stock options	764,650		469,963
Shares issued for warrants	1,040,226		2,616,523
Shares issued for exploration alliance warrants	1,000,000		1,905,752
Fair value of options and warrants exercised	-		889,938
Balance – 31 December 2006	40,423,485	$	28,330,924

i) On 30 August 2005, the Company issued a total of 3,600,000 Units at Cdn $3.25 per Unit for gross proceeds of Cdn $11.7 million. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one common share at Cdn $4.25 over a two-year period expiring on 30 August 2007. The underwriting fees associated with this issuance are 6% for a total of Cdn $702,000 and 180,000 Broker warrants which entitles the broker to acquire one common share and one-half of a Broker Option Warrant at Cdn $3.25 and expiring on 30 August 2007. Each whole Broker Option Warrant entitles the broker to acquire one common share of the Company at Cdn. $4.25

b) **Details of Contributed Surplus:**

		2006		2005
Balance - Beginning of Year	$	2,698,537	$	1,170,355
Fair value of stock-based compensation		2,627,562		1,143,840
Fair value of warrants issued for exploration alliance		-		417,425
Fair value of broker warrants issued (exercised)		(276,736)		298,731
Fair value of stock options exercised		(372,341)		(155,250)
Fair value of exploration alliance warrants exercised		(240,861)		(176,564)
Balance - End of Year	$	4,436,161	$	2,698,537

c) **Share Purchase Options**

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from the date of grant or such lesser period as determined by the Company's board of directors. The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date. Options begin vesting on the grant date based on a schedule outlined in the share purchase option plan.

	Number of options	Weighted average exercise price (in CDN$)
Options outstanding at 31 December 2004	4,080,000	0.61
Year ended 31 December 2005		
Granted	1,800,000	3.10
Exercised	(735,000)	0.50
Cancelled	(15,000)	0.70
Options outstanding at 31 December 2005	5,130,000	1.49
Granted	235,000	6.38
Exercised	(764,650)	0.69
Cancelled	(245,000)	1.99
Options outstanding at 31 December 2006	4,355,350	1.87

A summary of the Company's options as at 31 December 2006 is as follows:

	Number	Price per Share	Expiry Date
Options	1,185,000	US$0.50	21 April 2008
	260,000	US$0.50	5 June 2008
	20,000	US$0.50	2 July 2009
	1,000,350	Cdn$0.70	24 November 2009
	730,000	Cdn$3.00	5 August 2010
	835,000	Cdn$3.00	5 August 2010
	100,000	Cdn$4.75	6 December 2010
	115,000	Cdn$4.60	31 May 2011
	110,000	Cdn$8.08	22 August 2011
	4,355,350		

3,559,100 options have vested at the year end.

On 5 August 2005, the Company granted directors, officers, consultants and employees of the Company options to purchase up to 1,700,000 common shares of the Company at an exercise price of CDN$3.00 per share. The options have a $3,538,909 estimated value on the grant date. Of these options, 835,000 were subject to shareholder approval, which was received on 25 May 2006.

On 6 December 2005, the Company granted an officer of the Company options to purchase up to 100,000 common shares of the Company at an exercise price of CDN$4.75 per share. These options have a $343,785 estimated value on the grant date.

On 30 May 2006, the Company granted an officer and an employee of the Company options to purchase up to 115,000 common shares of the Company at an exercise price of CDN$4.60 per share. These options have a $399,014 estimated value on the grant date.

On 22 August 2006, the Company granted employees of the Company options to purchase up to 120,000 common shares of the Company at an exercise price of CDN$8.08 per share. These options have a $706,119 estimated value on the grant date.

The options granted during the year ended 31 December 2006 were valued at $1,105,133 using the Black-Scholes option pricing model, based on the following assumptions:

	2006	2005
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	118 - 121%	132%
Risk-free interest rate	4.19%	4.27%
Expected life of options	5 years	5 years

The weighted average fair value of the options granted was Cdn$4.70 (2005 - Cdn$2.08).

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

d) **Warrants**

As at 31 December 2006, the following share purchase warrants were outstanding:

	Number	Price per Share	Expiry Date
Series D Warrants	605,695	Cdn$1.25	7 April 2007
Series E and Broker Opt on Warrants	1,449,852	Cdn$4.25	30 August 2007
Broker Warrants*	10,328	Cdn$3.25	30 August 2007
	2,065,875		

* Each Broker Warrant when exercised includes one-half of a Broker Option Warrant which entitles the holder to acquire one common share for each whole Broker Option Warrant at $4.25 per common share. All of the Broker Warrants were exercised subsequent to 31 December 2006, which resulted in an additional 5,163 Broker Option Warrants being issued and exercised subsequent to 31 December 2006.

Series D warrants were subject to a forced 30-day exercise provision if the Company's shares trade at or above Cdn$1.90 for over a period of 20 consecutive days. On December 20, 2006 the Company enforced the 30-day exercise provision. All of the Series D warrants were exercised subsequent to 31 December 2006.

Series E warrants are subject to a forced 30-day exercise provision if the Company's shares trade at or above Cdn$5.24 for over a period of 10 consecutive days. On December 20, 2006 the Company has enforced the 30-day exercise provision. All of the Series E warrants were exercised subsequent to 31 December 2006.

7. Related Party Transactions

The following represents the details of related party transactions paid or accrued during the year ended 31 December 2006:

	2006	2005
Consulting fees paid to a director of the Company	$ 41,000	$ 68,500
Legal fees paid to a firm in which a director of the Company is a partner	$ 22,997	$ 53,333
Legal fees paid to a firm in which an officer of the Company is a partner	$ 126,097	$ 117,446
Accounting fees paid to a firm in which an officer of the Company is a partner	$ 41,163	$ 24,765
Rent paid to a company with a common director and officer of the Company	$ 21,518	$ 18,198

Included in accounts payable are $38,547 of amounts due to related parties, which are unsecured, non-interest bearing and payable on demand.

Related party transactions are in the normal course of business and occur on terms similar to transactions with non-related parties, and therefore are measured at the exchange amount.

8. Segmented Information

The Company has one operating segment, which is mineral exploration. All of the Company's exploration expenses as disclosed on the exploration cost schedule are incurred in South America. All of the Company's assets and other expenses are in Canada, except for $323,432 of assets, which are located in Peru.

9. Commitments

a) By an agreement dated 27 September 2003 (and amended in April 2006), the Company entered into a consulting agreement with a director and officer of the Company to act as the President and C.E.O. of the Company. Compensation per the amended agreement is $13,750 per month. The amended agreement is effective from 22 April 2006 and will continue for a term of two years. The Company may terminate this agreement by providing a severance package depending on the nature of the termination.

b) By an agreement dated 30 September 2003 (and amended in April 2006), the Company entered into a consulting agreement with an officer of the Company to act as the Vice President of Explorations of the Company. Compensation per the amended agreement is $10,300 per month. The amended agreement is effective from 22 April 2006 and will continue for a term of two years. The Company may terminate this agreement by providing a severance package depending on the nature of termination.

c) The Company has co-signed an operating lease agreement, commencing on 1 October 2006 to 31 December 2011. The total minimum lease payments are Cdn$8,823 per month and Cdn$105,876, per annum. The Company's proportionate share of the minimum lease payments is Cdn$3,265 per month and Cdn$39,180 per annum.

10. Income Taxes

In Canada and Peru, the Company has non-capital losses for income tax purposes of approximately $4,774,000, which expire between 2007 and 2026.

The Company has incurred in Peru certain resource related expenditures of approximately $13.6 million, which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

Future income tax assets are not recorded for the above tax loss carry-forwards due to complete uncertainty of their recovery. The tax losses may be subject to audit and adjustment by local tax authorities as well as other local regulations. Significant components of the Company's future income tax assets, after applying enacted corporate income tax rates are as follows:

	2006 $thousands	2005 $thousands
Non-capital losses	1,472	1,231
Unamortized share issue costs	196	431
Tax value of resource properties and plant and equipment costs in excess of net book value of resource property and plant and equipment	4,098	1,402
	5,766	3,064
Less: Valuation allowances	(5,766)	(3,064)
	-	-

11. Litigation

During the current year the Company uncovered a scheme in which some funds of one of the Company's subsidiaries were misappropriated by one of its Peruvian employees. The total losses arising from the fraudulent transactions committed against the Company by this employee amounted to $0.1 million over an approximate eight-month period ending September 2006, and have been reported as part of general administrative expenses. Following the discovery, the employee was dismissed for cause. The Company has filed criminal charges against the former employee to recover the amounts misappropriated, and has cancelled all options that had been granted to the former employee.

In addition to the above, the former employee also falsified reporting documents that were used in preparing the Company's consolidated balance sheet and consolidated income statement for the period ended 30 June 2006. This resulted in incorrect accounting for certain transactions.

During the investigation into the above fraud, it was discovered that the Peruvian accounting firm contracted to perform supervisory accounting support for the Company's subsidiary did not perform all of the procedures agreed to in their engagement contract. As a result, the Company has cancelled their engagement contract with the Peruvian accounting firm.

12. Subsequent Events

Subsequent to year end, a total of 2,071,038 share purchase warrants and 157,500 options were exercised for cash of Cdn $7.1 Million (Note 6d).

La Yegua

In February 2007 Bear Creek signed a Letter of Intent with Chapleau Resouces Ltd. ("Chapleau") in which Chapleau may acquire up to a 75% interest in the project. La Yegua is a porphyry copper-molybdenum project, which is 100% owned by the Company and is located in the Apurimac Department of Southern Peru. Chapleau has an opportunity to earn a 51% interest in the property by spending a total amount of $2.8 million in exploration over a four year period and the granting of the equivalent of $0.35 million in Chapleau shares, which is based on the market price of Chapleau shares at the time of issuance, during the four years. With the issuance of an additional 1.25 million shares Chapleau may increase the vested interest from 51% to 75%.


CORPORATE

DIRECTORY

Managers and Directors

CATHERINE MCLEOD-SELTZER
Chairman of the Board
Director

ANDREW SWARTHOUT
President, Chief Executive Officer
Director

DAVID DE WITT - Director

MIGUEL GRAU - Director

KEVIN MORANO - Director

ANTHONY PETRINA - Director

GERALD VAN VOORHIS - Director

DAVID VOLKERT - VP, Exploration

COREY DEAN - VP, Legal

CHAFIKA EDDINE -VP, Corporate Affairs

MARC LEDUC - VP, Technical Services

STEVEN KRAUSE - Chief Financial Officer

Auditors

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
250 Howe Street, Suite 700
Vancouver, BC Canada V6C3S7
Phone (604) 806-7000 / Fax (604) 806-7806

Legal Counsel

DUMOULIN BLACK
Barristers & Solicitors
Suite 1000, 595 Howe Street
Vancouver, BC Canada V6C 2T5
Phone (604) 687-1224 / Fax (604)687-8772

Transfer Agent

PACIFIC CORPORATE TRUST COMPANY
510 Burrard Street, 2nd Floor
Vancouver, BC Canada V6C 3B9
Phone: (604) 689-9853 Fax: (604) 689-8144

Company Offices

CORPORATE HEAD OFFICE
Bear Creek Mining Corporation
Suite 1050, 625 Howe Street
Vancouver, BC Canada V6C 2T6
Phone (604) 685-6269 / Fax (604) 685-6268
Website: www.bearcreekmining.com
E-mail: info@bearcreekmining.com

OPERATIONS OFFICE
Bear Creek Mining Corporation
Av. Parque Sur 420, San Isidro
Lima, Peru
Phone (511) 476-1674 / Fax (511) 223-2231

Shares Traded

TSX Venture Exchange: BCM

Share Capitalization

Shares issued and outstanding
as of March 30, 2007: 42,652,023
Shares fully diluted: 46,849,873

Regulatory Footnotes: All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo., Bear Creek's Vice President of Exploration or Marc Leduc, P. Engr., Vice President Technical Services, and the President and CEO, Andrew Swarthout, P.Geo., the President and Chief Executive Officer, who serve as the Qualified Persons under the definitions of NI 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Cusco, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

Printed in Canada

BEAR CREEK
MINING CORPORATION


BEAR CREEK
MINING CORPORATION

www.bearcreekmining.com

TSX.V: BCM


END